Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated March 26, 2019, and the related Letter of Transmittal (as defined below). The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
Versum Materials, Inc.
at
$48.00 Net Per Share
by
EMD Performance Materials Holding, Inc.
an indirect wholly owned subsidiary of
Merck KGaA, Darmstadt, Germany
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON June 7, 2019, UNLESS THE OFFER IS EXTENDED.
EMD Performance Materials Holding, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Merck KGaA, Darmstadt, Germany, a German corporation with general partners (Kommanditgesellschaft auf Aktien), is offering to purchase all outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of Versum Materials, Inc., a Delaware corporation (“Versum”), together with the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) that are issued and outstanding at a price of  $48.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). In this announcement, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Merck KGaA, Darmstadt, Germany and its subsidiaries (including the Purchaser), collectively.
Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, together with any Shares then owned by Merck KGaA, Darmstadt, Germany and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) the Agreement and Plan of Merger, dated January 27, 2019 (as amended from time to time, the “Entegris Merger Agreement”), between Versum and Entegris, Inc., having been validly terminated in accordance with its terms, (iii) the Versum stockholders having not adopted the Entegris Merger Agreement and approved the transactions contemplated thereby, (iv) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been earlier terminated, (v) all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by the Offer to Purchase having been obtained, (vi) CFIUS Clearance (as defined in the Offer to Purchase) having been received, (vii) there not having occurred any change, event, circumstance or development that, in the reasonable judgment of Merck KGaA, Darmstadt, Germany, has had, or would reasonably be likely to have, a Versum Material Adverse Effect (as defined in the Offer to Purchase), (viii) Versum or any of its subsidiaries or affiliates not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of Merck KGaA, Darmstadt, Germany, the Purchaser’s or Merck KGaA, Darmstadt, Germany’s ability to acquire the Shares or Versum or otherwise diminishing the expected value to Merck KGaA, Darmstadt, Germany or its subsidiaries of the acquisition of Versum, (ix) the board of directors of Versum (the “Versum Board”) having redeemed the Rights or the Purchaser being satisfied, in its reasonable judgment, that such Rights have been invalidated or are otherwise inapplicable to the Offer and any potential subsequent merger and (x) the Purchaser being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the General Corporation Law of the State of Delaware. Other conditions to the Offer are described in the Offer to Purchase under the heading “The Offer — Section 14 — Conditions of the Offer”. Provided that all conditions of the Offer are satisfied or waived, the Purchaser will purchase all Shares validly tendered and not validly withdrawn before the expiration of the Offer.
Consummation of the Offer is not subject to any financing condition.
Merck KGaA, Darmstadt, Germany, is seeking a definitive agreement for the acquisition of Versum by Merck KGaA, Darmstadt, Germany, and is prepared to engage with Versum immediately, if Versum engages with Merck KGaA, Darmstadt, Germany, as it is permitted to do under the terms of the Entegris Merger Agreement. We are making the Offer because the Versum Board has refused to engage with us and because of Versum’s public statements with respect to our proposal to acquire all of the outstanding shares of Versum common stock for $48.00 per share in cash, which we believe is superior to the Proposed Entegris Transaction (as defined in the Offer to Purchase). Under the terms of the Entegris Merger Agreement, the Versum Board is permitted to engage in discussions with a person (such as Merck, KGaA, Darmstadt, Germany) after receiving a proposal that is superior to the Proposed Entegris Transaction or could reasonably be expected to result in a proposal that is superior to the Proposed Entegris Transaction (a “Superior Proposal”) — we believe Merck, KGaA, Darmstadt, Germany’s proposal to acquire Versum is clearly a Superior Proposal. In light of the Versum Board’s refusal to discuss our proposal, however, the Purchaser is making the Offer directly to Versum stockholders on the terms and conditions set forth in the Offer as an alternative to a negotiated transaction, as Merck, KGaA, Darmstadt, Germany believes that the Offer is superior to the Proposed Entegris Transaction for Versum’s stockholders.
Subject to applicable law, we reserve the right to amend the Offer in any respect (including amending the offer price). In addition, it is a condition to the Offer that we or any of our affiliates and Versum have not reached any agreement or understanding pursuant to which the Offer will be terminated. In the event that Merck KGaA, Darmstadt, Germany or any of its affiliates enters into a merger agreement with Versum that does not contemplate a tender offer, this condition will not be satisfied and we will have the right to terminate the Offer. If such a merger agreement is entered into, the Shares would, upon completion of the merger contemplated therein, be converted into the consideration negotiated by us and Versum and specified in such merger agreement.
This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.
The Offer must remain open until 20 business days following (and including the day of) the commencement of the Offer. We may, in our sole discretion, extend the Offer at any time or from time to time for any reason. If the Offer is extended, we will inform the Depositary (defined below) of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. After the expiration of the Offer, we may in our sole discretion, but are not obligated to, provide a subsequent offering period of at least three business days to permit additional tenders of Shares so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) we immediately accept and promptly pay for all Shares validly tendered during the Offer, (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the subsequent offering period and (iv) we immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been consummated. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. If we elect to include or extend a subsequent offering period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or date of termination of any prior subsequent offering period.
The term “Expiration Date” means 5:00 p.m., New York City time, on June 7, 2019, unless extended, in which event “Expiration Date” means the time and date at which the Offer, as so extended, shall expire.
Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. See the Offer to Purchase under the heading “The Offer — Section 1 — Terms of the Offer”.
For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of the acceptance to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”). The Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will the Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.
In all cases, the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of  (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase under the heading “The Offer — Section 3 — Procedure for Tendering Shares”)) and, if a Distribution Date (as defined in the Offer to Purchase under the heading “The Offer — Section 8 — Certain Information Concerning Versum”) occurs under the terms of the Rights Agreement (as defined in the Offer to Purchase under the heading “The Offer — Section 8 — Certain Information Concerning Versum; Preferred stock Purchase Rights”), certificates for Rights (or a confirmation of book-entry transfer of such Rights into the Depositary’s account at the Book-Entry Transfer Facility), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal and (iii) any other documents required. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Section 3 — Procedure for Tendering Shares” in the Offer to Purchase. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.
Any tender of Shares made pursuant to the Offer is irrevocable, except that you may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. In addition, since the Expiration Date is more than 60 days after the commencement of the Offer, the tendered shares can also be withdrawn after the Expiration Date. The tendered Shares cannot be withdrawn if such Shares have been accepted for payment as provided in the Offer to Purchase. If we extend the Offer, delay acceptance of Shares for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise described in the Offer to Purchase under the heading “The Offer — Section 4 — Withdrawal Rights”. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered the Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered in such subsequent offering period and no withdrawal rights will apply during such subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment. See “The Offer — Section 4 — Withdrawal Rights” in the Offer to Purchase.
We will interpret, in our discretion, the terms and conditions of the Offer (including the instructions hereto). We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of Merck KGaA, Darmstadt, Germany, the Purchaser or any of their respective affiliates or assigns, the Depositary, D.F. King & Co., Inc. (the “Information Agent”) or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or any waiver of any such defect or irregularity or incur any liability for failure to give any such notification.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See “The Offer — Section 5 — Certain Material U.S. Federal Income Tax Consequences” the Offer to Purchase. Each holder of Shares should consult its own tax advisor about the particular tax consequences to you of tendering your Shares in the Offer (including the application and effect of any state, local or non-U.S. income and other tax laws).
The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. We are making a request to Versum for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Versum’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
Questions or requests for assistance may be directed to the Information Agent at the address, telephone numbers or email address set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at our expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
48 Wall Street
New York, New York 10005
Banks and Brokers, Call: (212) 269-5550
All Others, Call Toll-Free: (800) 714-3312
Email: VSM@dfking.com

March 26, 2019